Rohit Agarwal, SVP of WarnerMedia, is serving as the lead investor for Vestigo.

He is investing $5,000 in Vestigo for this Wefunder raise.

Here's why Rohit is investing in Vestigo:

"I continue to be struck by the scope of change and pace of disruption we are experiencing in both our business and personal environments. 2020, as we know, simply accelerated a number of shifts that were already well underway. Accordingly, the ability and skill to adapt and grow are now critical attributes in realizing personal ambition and business goals. At the intersection of emerging personal technology, advanced learning & development approaches, and a growing awareness of social-psych principles lies a tremendous opportunity to help professionals and companies alike shift their mindset and reimagine their approach to calculating and taking risk.

Vestigo, led by a passionate, curious, and perseverant founding team, are at the forefront of realizing this incredible opportunity. I have had the unique fortune and pleasure of witnessing Marshall and his team's methodical transition from a high-impact, experience-based corporate team building and training business to a scalable, VR-led professional development and mindset retraining company. Vestigo thinks very differently and is obsessed with helping companies teach their talent to think differently too.

When you combine a gritty founding team, an emerging product that is well positioned to solve a real market problem (ie. mindset training), and a who's who of corporate customers/clients you have the key ingredients for success. I love what Vestigo has built in such a short time and even more excited by their roadmap and the growth that lies ahead!"